UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: July 30, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the presentation materials related to the Second Quarter 2013 Results of UBS AG, which appear immediately following this page.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
Name:	Louis Eber
Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
Name:	Sarah M. Starkweather
Title:	Executive Director

Date: July 30, 2013

UBS

Second quarter 2013 results

July 30, 2013

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS's financial report for second quarter 2013 and UBS's Annual Report on Form 20-F for the year ended 31 December 2012. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

2Q13 results

Group[1]

- **Net profit attributable to UBS shareholders CHF 690 million**, diluted EPS CHF 0.18, ROE 5.9%
- **Profit before tax (PBT) CHF 1,020 million**, adjusted PBT CHF 1,022 million
  - Including charges of CHF 865 million related to issues from the past[2]
- **Continued progress on cost saving initiatives**, almost CHF 2 billion of cost reductions vs. 1H11

Business divisions[1]

- **Wealth Management:** PBT CHF 711 million, highest in four years
  - Strong NNM of CHF 10.1 billion
  - "Best Global Wealth Manager 2013"[3]
- **Wealth Management Americas:** Record PBT USD 269 million
  - Record revenue, invested assets and financial advisor productivity, NNM USD 2.8 billion
- **Investment Bank:** PBT CHF 806 million, 38% RoAE
  - Best second quarter Equities performance in three years
- **Global Asset Management:** PBT CHF 152 million, third party NNM CHF 1.6 billion excluding money market
- **Retail & Corporate:** PBT CHF 390 million up 8%, "Best bank in Switzerland" for second consecutive year[3]
- **Corporate Center:** Pre-tax loss CHF 1,184 million including CHF 707 million of litigation matters and other

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Group ROE and Investment Bank RoAE are annualized figures for the quarter on an adjusted basis and differ from the year-to-date annualized numbers shown in the financial report; all business division and Corporate Center pre-tax profit (PBT) figures on an adjusted basis; Wealth Management also excluding a charge of CHF 104 million in relation to the Swiss-UK tax agreement; 2 CHF 658 million net charges for litigation, regulatory and similar matters, a charge of CHF 106 million in relation to the Swiss-UK tax agreement (of which CHF 104 million in Wealth Management), CHF 87 million related to an impairment of certain disputed receivables and CHF 14 million other; 3 Euromoney 2013

Non-core and Legacy Portfolio run-down

Significant progress and outstanding RWA reduction track record

RWA reduction



(CHF billion)
~80
(30.9.11)
~90
(30.9.12)
~170
~CHF 92 billion
total reduction
CHF 42 billion
reduction in
3 quarters
CHF 50 billion
reduction in
7 quarters
78
48
30
Legacy Portfolio
Non-core

- ~CHF 400 million cumulative operating income[1]
- We are well ahead of our original RWA reduction targets and have clear plans to run down the remaining positions
- Our goal is to maximize shareholder value and we consider all available options, factoring in costs of exits and the cost of capital

We will continue to reduce exposures in the most value accretive way for shareholders

Refer to slide 36 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation

1 Since 30.9.11 for Legacy Portfolio, 30.9.12 for Non-core; excluding SNB StabFund option contribution

Capital strength is the foundation of our success and business model

Basel III fully applied CET1 ratio up by 110 bps in 2Q13

- Industry-leading Basel III fully applied CET1 ratio increased to 11.2%
- RWA down CHF 20 billion to CHF 239 billion ahead of year-end target of <CHF 250 billion
- Our Swiss SRB Basel III leverage ratio continued to improve to 3.9% at 30.6.13

Basel III RWA (fully applied)


(CHF billion)
259
239
(20)
31.3.13
30.6.13

Basel III CET1 ratio (fully applied)


10.1%
11.2%
+110 bps
31.3.13
30.6.13

SNB StabFund option

- We expect to exercise the SNB StabFund option in 4Q13
- Basel III fully applied CET1 ratio expected to improve by 70-90 bps as a result of the option exercise

We are on track to achieve our 13% fully applied CET1 target in 2014

Group results[1]

(CHF million)	2Q12	1Q13	2Q13
Total operating income	6,402	7,775	7,389
Total operating expenses	5,400	6,327	6,369
Profit before tax as reported	**1,002**	**1,447**	**1,020**
Own credit gain / (loss)	239	(181)	138
Net restructuring charges[2]	(9)	(246)	(140)
Gain on disposals	-	65	-
Net loss related to the buyback of debt	-	(92)	-
Credit related to changes to a retiree benefit plan in the US	116	-	-
Adjusted profit before tax	**656**	**1,901**	**1,022**
of which provisions for litigation, regulatory and similar matters	*(181)*	*(378)*	*(658)*
of which guarantee payments in relation to the Swiss-UK tax agreement, an impairment of certain disputed receivables and others	-	-	*(207)*
Tax (expense) / benefit	(257)	(458)	(125)
Net profit attributable to preferred noteholders / non-controlling interests[3]	222	1	205
Net profit attributable to UBS shareholders	**524**	**988**	**690**
Diluted EPS (CHF)	0.14	0.26	0.18

Total book value per share (CHF)	13.47	12.57	12.49
Tangible book value per share (CHF)	10.87	10.79	10.73

UBS

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Refer to page 13 of the 2Q13 financial report for detailed adjusted results by business division and Corporate Center
2 We expect restructuring charges of ~CHF 0.8 billion for FY13
3 We expect net profit attributable to preferred noteholders / non-controlling interests of ~CHF 210 million for FY13

Impact of rising interest rates

3-month Libor[1]



QoQ[2]:
USD (1) bps
CHF 0 bps
EUR +2 bps
(%)
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
USD
CHF
EUR

10-year swap curve[1]



QoQ[2]:
USD +69 bps
CHF +43 bps
EUR +35 bps
(%)
3.0
2.5
2.0
1.5
1.0
0.5
0
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
USD
CHF
EUR

Net interest income sensitivity of core banking book[3]



(CHF billion)
Δ 10Y swap (bps)
300
200
100
+0.4
+1.4
+2.2
+1.2
+2.0
20
100
200
300
Δ 3M Libor (bps)

Impact on book value / regulatory capital

- **2Q13:** OCI was negative CHF 0.7 billion in 2Q13, largely due to rising interest rates, with CHF 0.1 billion related to AFS portfolio, impacting regulatory capital
- **Potential impact of a 100 bps parallel increase:** Significant initial impact on book value through OCI of ~CHF (2.9) billion, of which ~CHF (0.7) billion related to AFS portfolio would impact regulatory capital

UBS

1 Source: Bloomberg; 2 Change during 2Q13 based on quarter-end rates; 3 The chart shows sensitivity analysis based on 30.6.13 balance sheet. The size of the bubbles represent the change in expected core annual net interest income (NII) over 12 months compared to baseline core annual NII as implied by forward rates, as a function of immediate changes in the 3M Libor and 10Y swap rates. Actual results may differ as other factors including changed composition of interest-earning assets would impact NII

Wealth Management

Highest adjusted pre-tax profit in four years, best 2Q NNM since 2007[1]



(CHF million)
1,734
503
503
1,913
664
690
1,953
557
711
607
2Q12
1Q13
2Q13
Operating income (as reported)
Profit before tax (as reported)
Profit before tax (adjusted)
Profit before tax (adjusted), also excluding a charge in relation to the Swiss-UK tax agreement

Net new money



(CHF billion)
Quarterly average
5.9
6.6
9.5
15.0
10.1
FY11
FY12
2Q12
1Q13
2Q13

Operating income up 2%

- Increased recurring fees on higher asset base and pricing measures partly offset by the impact of retrocession-free products
- Net interest income up on volume growth, re-pricing and higher treasury related income; lower income from our replication portfolio
- Continued solid client activity, although down on 1Q13

Adjusted cost / income ratio of 69%

- 64%, excluding a charge of CHF 104 million in relation to the Swiss-UK tax agreement
- Within 60-70% target range

CHF 10.1 billion net new money

- Positive in all regions, with EM and APAC delivering the highest net inflows
- Europe positive with strong onshore inflows offsetting continuing offshore outflows
- Strong growth in ultra high net worth

UBS

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Adjusted pre-tax profit, also excluding a charge of CHF 104 million in relation to the Swiss-UK tax agreement

Wealth Management – by business area[1]



Europe
Switzerland
Asia Pacific
Emerging Markets
o/w UHNW
Net new money growth rate (%)
(0.2) 0.7 (5.5) 1.3 2.4
6.3 3.1 (1.1) 8.3 2.1
12.3 8.3 9.3 11.2 6.7
7.6 8.1 11.2 15.4 11.3
7.2 5.7 6.4 11.8 9.5
Gross margin (bps)
90 88 85 89 90
100 102 96 98 98
72 81 74 89 82
100 91 92 95 95
53 54 49 54 57[2]
2Q12 3Q12 4Q12 1Q13 2Q13

30.6.13	Europe	Switzerland	Asia Pacific	Emerging Markets	o/w UHNW
Invested assets (CHF billion)	356	152	210	135	394
Client advisors (FTE's)	1,641	768	1,007	698	827

UBS

1 Based on the Wealth Management business area structure, and excluding minor functions with 64 client advisors, CHF 9 billion of invested assets and CHF 0.2 billion of NNM outflows in 2Q13 which are mainly attributable to Wealth Management's employee share and option plan services provided to corporate clients and their employees; 2 Gross margin in UHNW includes a year-to-date change in the Wealth Management internal revenue allocation model for treasury-related revenues

Wealth Management – UHNW segment[1]

Globally #1 with compelling economics and growth prospects

UHNW clients



Invested assets
(CHF billion)
18%
336
35%
33%
13%
30.6.12
+17%
19%
394
34%
34%
13%
30.6.13



Asset margin and pre-tax profit margin
(1H13)
56 bps
24 bps
43%
Asset margin (gross² vs. net³)
Pre-tax profit margin⁴

Other clients



Invested assets
(CHF billion)
13%
16%
447
49%
22%
30.6.12
+5%
13%
16%
468
49%
22%
30.6.13
Europe
Switzerland
Asia Pacific
Emerging Markets



Asset margin and pre-tax profit margin
119 bps
(1H13)
40 bps
33%
Asset margin (gross² vs. net³)
Pre-tax profit margin⁴

Unrivaled in scope and scale; uniquely positioned in fastest growing markets

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Ultra high net worth client segment (generally considered to be, among other factors, clients with more than CHF 50 million in investable assets); revenues for Wealth Management only; asset margin and pre-tax profit margin are calculated based on adjusted figures also excluding a charge of CHF 104 million in relation to the Swiss-UK tax agreement in 2Q13; geographical split by business area; 2 Annualized operating income before credit loss (expense) or recovery / average invested assets; 3 Annualized pre-tax profit / average invested assets; 4 Pre-tax profit / operating income before credit loss (expense) or recovery

Wealth Management – Gross margin trends

90 bps gross margin on higher average asset base

Wealth Management	2Q12	3Q12	4Q12	1Q13	2Q13
Income (CHF million)	1,733	1,789	1,747	1,926	1,952
Gross margin (bps)	89	89	85	91	90
Recurring income share[1]	75%	75%	75%	71%	73%
Invested assets (CHF billion)	**783**	**816**	**821**	**870**	**862**

Components

Component		2Q12	3Q12	4Q12	1Q13	2Q13	
Net interest income	Income (CHF million)	497	495	480	508	523	Deposit and loan growth and higher treasury-related income more than offset lower net interest margin
	Gross margin (bps)	26	25	23	24	24	
Recurring fee & commission income	Income (CHF million)	812	843	836	856	907	Increased asset-based fees and pricing measures, partly offset by the impact of retrocession-free products
	Gross margin (bps)	42	42	41	40	42	
Transaction-related income	Income (CHF million)	425	451	432	562	521	Client activity down on strong first quarter
	Gross margin (bps)	22	23	21	27	24	

Income (CHF million) Gross margin (bps)

UBS

1 (Net interest income + recurring fee and commission income) / operating income

Wealth Management Americas (USD)

Record pre-tax profit, revenue, invested assets and FA productivity

Operating income and profit before tax



(USD million)
1,587
214
211
1,737
251
262
1,792
258
269
2Q12
1Q13
2Q13
Operating income (as reported)
Profit before tax (as reported)
Profit before tax (adjusted)

Net new money



(USD billion)
Quarterly average
8.7
3.5
11.2
5.5
9.0
3.8
14.0
9.2
8.4
2.8
FY11
FY12
2Q12
1Q13
2Q13
NNM excl. dividends & interest
Dividends & interest

Operating income up 3%

- Improved recurring income on higher managed account fees and increased net interest income
- Gains from AFS portfolio USD 12 million vs. USD 41 million in 1Q13

Adjusted cost / income ratio 85%

- Adjusted expenses up 3% mostly due to higher FA compensation on increased revenues
- Within 80-90% target range

USD 2.8 billion net new money

- Including ~USD 2.5 billion of withdrawals associated with annual income tax payments
- Record invested assets of USD 892 billion

Record invested assets per FA

- Most productive FAs on revenue / FA basis

Banking initiatives are progressing well

- Average mortgage balances up 18%, average securities-backed lending up 5%

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

Investment Bank

Continued strong performance despite more challenging markets

Adjusted operating income and profit before tax



(CHF million)
1,410
(92)
(162)
2,728
977
928
2,250
775
806
2Q12
1Q13
2Q13
Operating income (adjusted)
Profit before tax (as reported)
Profit before tax (adjusted)

	2Q12	1Q13	2Q13
Adjusted cost / income ratio (%)	111	66	64
Adjusted return on attributed equity (%)[1]	(5)	47	38
Basel III RWA (CHF billion; fully applied)	n/a	69	67
Adjusted return on RWA, gross (%)[1]	n/a	16	13
Funded assets (CHF billion)[2]	195	186	179
Front office staff (FTE)	6,717	5,751	5,445

Adjusted operating income down 18%

- Lower revenues on seasonally strong 1Q13, which included a large private transaction
- Front office staff productivity nearly doubled vs. 2Q12[3]

Adjusted cost / income ratio 64%

- Adjusted operating expenses down 20% on savings from cost reduction programs and lower performance related variable compensation
- Headcount decreased by 406 FTEs to 12,138

38% adjusted RoAE[1]

- CCS and ICS both generated positive economic profit with effective resource management
- 13% adjusted return on RWA

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 RoAE and RoRWA are annualized figures for the quarter on an adjusted basis and differ from the year-to-date annualized numbers shown in the financial report
2 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives
3 Revenues per head based on period-end front office FTEs; 2Q12 included CHF 349 million losses related to the Facebook IPO

Corporate Client Solutions (CCS)

Solid performance following an exceptional 1Q13

Adjusted income



CHF
(23%)
(CHF million)
687
202
197
206
122
(41)
997
203
249
503
114
(73)
771
163
246
232
163
(33)
2Q12
1Q13
2Q13
USD
(24%)
(USD million)
733
217
208
222
129
(43)
1,067
220
267
535
123
(77)
816
174
261
245
172
(36)
2Q12
1Q13
2Q13
Advisory
Equity capital markets
Debt capital markets
Financing solutions¹
Risk management²

Comparison in USD terms (2Q13 vs. 1Q13)

Advisory +40%

- Revenues increased on a large number of private transactions

Equity capital markets (54%)

- Revenues decreased as 1Q13 included a large private transaction; higher IPO activity
- Participated in 5 of the top 20 deals in 2Q13; #6 by volumes globally in ECM for 1H13, up from #8 1H12 reflecting cross-regional strength

Debt capital markets (2%)

- Maintained top 5 position in target markets and products
- Continued strong performance in Americas and EMEA offset by lower revenues in APAC

Financing solutions (21%)

- Increase in real estate finance offset by lower revenues in structured financing and special situations group

UBS

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Financing solutions provides customized solutions across asset classes via a wide range of financing capabilities including structured financing, real estate finance and special situations group; 2 Risk management includes corporate lending and hedging activities

Investor Client Services (ICS)

Best second quarter performance in Equities in 3 years

Adjusted income



CHF
(CHF million)
(15%)
723
458
265
1,732
619
1,113
1,475
362
1,113
2Q12
1Q13
2Q13
USD
(USD million)
(16%)
777
484
292
1,863
667
1,196
1,560
382
1,177
2Q12
1Q13
2Q13
Equities
FX, Rates and Credit

Comparison in USD terms (2Q13 vs. 1Q13)

Equities (2%)

- Higher Cash revenues across all regions; improved secondary block trading
- Continued strong performance in derivatives, particularly in Americas, on slightly lower revenues vs. 1Q13; best second quarter for derivatives since 2010
- Prime services saw good performance in equity finance and gains from the sale of an equity participation

FX, Rates and Credit (43%)

- Foreign Exchange: Increase in FX spot revenues mainly driven by higher electronic trading volumes, offset by reduced revenue in FX options as volatility levels increased and liquidity reduced
- Rates and Credit: Revenues declined due to increased market volatility and lower client activity levels

UBS Investment Bank—An attractive risk / return profile

Client flow focused business model with efficient resource utilization

Revenue mix
(average 1Q12 – 2Q13)



UBS
Investment Bank
FX, Rates and Credit
23%
Corporate Client Solutions[1]
38%
Equities
39%
Peers[2]
Investment bank businesses
IBD
24%
FICC
51%
Equities
25%



Return on assets[3]
1%
4%
2012[6]
1H13
Return on RWA[4]
5%
15%
2012[6]
1H13
Value-at-risk[5]
(CHF million)
30
14
2012[6]
1H13

Focus on capital light and economically profitable businesses

- More than 75% of our revenue mix comes from Corporate Client Solutions and Equities
- We continue to focus on high velocity products
- Our client-centric Investment Bank is an ideal partner to our wealth management businesses, Retail & Corporate and Global Asset Management

Effectively managing our resources

- ~60% more revenue in 2Q13 vs. 2Q12 utilizing
  - 8% less funded assets
  - 19% fewer front office headcount
- Average value-at-risk CHF 14 million in 2Q13 at historical low level, revenue per unit of VaR CHF 161 million

1 Advisory, Equity capital markets, Debt capital markets, Financing solutions and Risk management; 2 Source companies reporting: Bank of America, Citigroup, Credit Suisse, Deutsche Bank (1Q12-1Q13 only), Goldman Sachs, JP Morgan, Morgan Stanley; 3 Annualized operating income before credit loss (expense) or recovery / average total assets; 4 Annualized operating income before credit loss (expense) or recovery / average Basel III RWA (phase-in) for 2013, based on pro-forma Basel III RWA for 2012; 5 Average VaR, 1-day, 95% confidence, 5 years of historical data; 6 2012 numbers based on old Investment Bank structure (including Non-core)

Global Asset Management

CHF 1.6 billion third party NNM excluding money market

Adjusted operating income and profit before tax



(CHF million)
447
126
110
483
190
160
489
138
152
2Q12
1Q13
2Q13
Operating income (adjusted)
Profit before tax (as reported)
Profit before tax (adjusted)

NNM by channel – excluding money markets



(CHF billion)
Quarterly average
4.1
3.1
3.4
0.9
4.2
1.6
(2.0)
(0.8)
(2.2)
(3.0)
FY10
FY11
2Q12
1Q13
2Q13
WM businesses
Third party

Operating income +1%

- Higher net management fees mainly in traditional investments and fund services
- Performance fees declined following a strong first quarter for A&Q

Adjusted cost / income ratio of 69%

- Within 60-70% target range

Gross margin at 33 bps

- Within 32-38 bps target range

Investment performance generally robust in challenging market conditions

- Over 85% of A&Q assets eligible for performance fees above or within 1% of high water mark at quarter-end

UBS Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

Strong performance with higher net interest margin

Operating income and profit before tax


(CHF million)
927
399
395
919
347
362
948
377
390
2Q12
1Q13
2Q13
Operating income (as reported)
Profit before tax (as reported)
Profit before tax (adjusted)

Operating income +3%

- Net interest, fee and trading income were all up on selective pricing measures, higher treasury-related income and improved client activity

Adjusted cost / income ratio of 59%

- Lower personnel expenses were partly offset by higher provisions for litigation, regulatory and similar matters; within 50-60% target range

Annualized NNBV growth of (2.7%)

- Resilient client asset and loan inflows from domestic private clients were more than offset by a small number of corporate outflows[1]; continued focus on qualitative growth

Net new business volume (NNBV) growth rate

(annualized)


(CHF million)
6.2%
100%
(0.2%)
(0.8%)
4.2%
3.3%
7.2%
4.4%
4.7%
111%
(2.7%)
Business volume (2Q11 = 100%)
2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13

Net interest margin


1.69% 1.75% 1.67% 1.59% 1.61% 1.59% 1.62% 1.54% 1.57%
(CHF million)
575 595 567 539 547 545 556 531 542
2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13
Net interest income
Net interest margin (%)

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Including an outflow due to the issuance of a banking license to Swiss PostFinance

Corporate Center–Core Functions

Adjusted pre-tax loss of CHF 275 million

Operating income and profit before tax

(CHF million)	2Q12	1Q13	2Q13
Operating income (as reported)	189	(479)	(17)
Own credit gain / (loss)	239	(181)	138
Loss related to the buyback of debt	0	(119)	0
Foreign currency translation losses on the sale of the IB proprietary business	0	(24)	0
Adjusted operating income	**(50)**	**(155)**	**(155)**
Adjusted operating expenses	**151**	**242**	**121**
Profit before tax (as reported)	45	(719)	(142)
Profit before tax (adjusted)	**(202)**	**(398)**	**(275)**
Personnel (after allocation)	**441**	**1,092**	**1,006**

Adjusted operating income unchanged at CHF 155 million loss

- Lower treasury income; included a CHF 85 million loss related to cross-currency swaps

Adjusted operating expenses CHF 121 million

- Lower retained costs on provisions, untaken vacation accruals and variable compensation accruals
- Headcount (after allocation) down by 86 FTEs

Corporate Center—Non-core and Legacy Portfolio

More challenging environment and increased litigation expenses

Operating income and profit before tax

(CHF million)	2Q12	1Q13	2Q13
Non-core	216	231	(57)
of which: Debit valuation adjustments	*25*	*37*	*(21)*
Legacy Portfolio	(27)	274	135
of which: SNB StabFund option	*48*	*245*	*122*
Credit loss (expense) / recovery	10	(2)	(5)
Total operating income	200	504	73
Gain related to the buyback of debt	0	27	0
Adjusted operating income	**200**	**477**	**73**
Adjusted operating expenses	**388**	**561**	**983**
Profit before tax (as reported)	(182)	(245)	(927)
Profit before tax (adjusted)	**(188)**	**(84)**	**(909)**
Personnel (front office)	**566**	**323**	**263**

Adjusted operating income CHF 73 million

- **Non-core:** Revenues declined due to lower income in both credit and rates which benefited from stronger market activity and liquidity in 1Q13
- **Legacy Portfolio:** Lower contribution from the SNB StabFund option

Adjusted operating expenses increased on higher litigation charges

- Higher charges for litigation, regulatory and similar matters of CHF 619 million
- Impairment charge of CHF 87 million against certain disputed receivables

Corporate Center–Non-core[1]

RWA on cash positions cut to CHF 4 billion, significantly ahead of schedule

RWA


(CHF billion)
64.5
10.4
29.3
20.3
59.0
7.8
28.6
18.9
47.6
8.5
23.0
13.0
Operational risk
Other
Rates
Credit
31.12.12
31.3.13
30.6.13

IFRS assets


(CHF billion)
389
344
266
PRVs[2]
OTC margin[3]
Funded assets[4]
31.12.12
31.3.13
30.6.13

Cash positions – RWA[5]


Original estimate at 30.9.12
Actual at 30.6.13 and updated estimate for future dates
(CHF billion)
~32[6]
4
~28
~3
~20
~2
~15
~2
0
~1
0
<1
30.6.13
31.12.13
31.12.14
31.12.15
31.12.16
31.12.17

OTC positions – natural decay of RWA[5]


Original estimate at 30.9.12
Actual at 30.6.13 and updated estimate for future dates
(CHF billion)
~40[6]
35
~37
~33
~32
~29
~27
~24
~22
~21
~17
~17
30.6.13
31.12.13
31.12.14
31.12.15
31.12.16
31.12.17

Refer to slide 36 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation
1 Refer to the 2Q13 financial report for more information about the composition of Non-core; 2 Positive replacement values (gross exposure excluding the impact of any counterparty netting); 3 OTC: over-the-counter; represents collateral paid; 4 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives; 5 Estimates based on 30.6.13 values which are subject to change; a portion of cash positions will remain as hedges of outstanding Non-core OTC contracts; 6 Calculated based on 30.9.12 and 31.12.13 values disclosed in 3Q12 presentation

UBS

Corporate Center—Legacy Portfolio[1]

16% reduction in RWA; SNB StabFund option expected to be exercised in 4Q13



RWA
(CHF billion)
Operational risk
Other
38.0
3.8
34.2
35.9
4.2
31.8
30.0
6.5
23.5
31.12.12
31.3.13
30.6.13



IFRS assets
(CHF billion)
PRVs²
OTC margin³
Funded assets⁴
40
38
34
31.12.12
31.3.13
30.6.13

- **Funded assets decreased to CHF 17.8 billion,** driven by sales of student loan auction rate securities
- **PRVs decreased to CHF 15.2 billion** with decreases in most categories
- **RWA decreased 16% to CHF 30.0 billion** with largest decreases in CDOs and monolines partly offset by increases in operational risk RWA

SNB StabFund option

- **We expect to exercise the option in 4Q13**
- **No material P&L impact from the option exercise**
  - However, option value (CHF 2.5 billion on 30.6.13) will change in line with the fund's assets until it is exercised
  - Any P&L impact from changes in the option value will be offset by the effect of the corresponding deduction of the option value from our Basel III CET1 capital
- **70-90 bps improvement expected in our Basel III fully applied CET1 ratio upon exercise[5]**
  - Increase in Basel III CET1 capital equivalent to the value of the option as capital deduction is removed
  - CHF 3-7 billion incremental RWA and CHF 1-2 billion in funded assets on UBS's balance sheet will be managed down with other Legacy Portfolio assets

Refer to slide 36 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation
1 Refer to the 2Q13 financial report for more information about the composition of the Legacy Portfolio; 2 Positive replacement values (gross exposure excluding the impact of any counterparty netting); 3 OTC: over-the-counter; represents collateral paid; 4 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against OTC derivatives; 5 55-80 bps expected effect on our phase-in CET 1 ratio

Adjusted operating expenses and headcount

Cost reductions of CHF 1.8 billion achieved

Adjusted operating expenses



(CHF billion)
23.3
(1.8)
2.1
0.5
0.5
24.6
Personnel variable CHF (1.0) billion
Personnel other CHF (0.8) billion
1H11 annualized
Cost reduction
Litigation, regulatory and similar matters and other significant items[1]
FX movements
WMA FA compensation
1H13 annualized

Headcount



(FTEs)
(8%)
(2%)
65,921
63,745
62,628
61,782
60,754
30.9.11
30.9.12
31.12.12
31.3.13
30.6.13

- **Cost reductions offset by:**
  - Higher litigation and related costs
  - Adverse currency effect
  - Higher WMA financial advisor compensation on better performance
- **Headcount down by 5,167** since 30.9.11

UBS

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Represents charges for litigation, regulatory and similar matters in excess of annualized run rate for 1H11; other significant items are a charge of CHF 106 million in relation to the Swiss-UK tax agreement, an impairment charge of CHF 87 million related to certain disputed receivables and CHF 14 million other

Breakdown of changes in Group RWA



(CHF billion)
259
(3)
(2)
(1)
(14)
239
• Application of advanced models for derivatives in R&C (CHF 1.1 billion)
• Application of maximum possible loss cap on securitization exposures (CHF 0.9 billion)
• Clearing house default fund model refinement (CHF 0.7 billion)
• Increase in operational risk RWA mainly due to litigation cases +CHF 1 billion
31.3.13
Model driven
FX impact
Changes to external ratings
Exposure reductions[1] and other
30.6.13



(CHF billion)
259
(11)
(6)
1
(1)
(2)
239
• Exposure reductions[1] and others o/w (CHF 6 billion) derivatives and (CHF 4 billion) securitization exposures
• Lower VaR due to reduced positions (CHF 3 billion)
• Higher operational risk RWA due to litigation cases +CHF 3 billion
31.3.13
Non-core[2]
Legacy Portfolio[2]
Core Functions
Investment Bank
All other businesses[3]
30.6.13
Corporate Center

Over 85% of RWA decrease since 3Q11 from exposure reduction

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Exposure reductions through sales, trade compressions, hedges and market moves; 2 Refer to pages 61-63 of the 2Q13 financial report for more information on Non-core and Legacy Portfolio; 3 Wealth Management, Wealth Management Americas, Retail & Corporate and Global Asset Management

Progress on RWA reduction (fully applied)


40% reduction
SNB StabFund[1]
Legacy Portfolio (until 4Q12)
Non-core (from 1Q13) and Legacy Portfolio
Investment Bank
WM / WMA / R&C / Global AM / Corporate Center – Core Functions
(CHF billion)
~400
~21
~80
~220
~79
30.9.11[2]
~301
~49
~162
~90
30.9.12
~258
~103
~64
~91
31.12.12[2]
259
95
69
95
31.3.13
239
78
67
94
30.6.13
<250
~85
<70
~95
31.12.13 target
<225
~55
<70
~100
31.12.15 target
<200
~25
<70
~105
31.12.17 target

We continue to target future RWA for the Group of <CHF 200 billion

UBS

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 RWA associated with UBS's option to purchase the SNB StabFund's equity (treated as a participation with full deduction from CET1 capital starting 2Q12)

2 Legacy Portfolio included on a pro-forma basis from 30.9.11; Non-core and Legacy Portfolio included on a pro-forma basis from 31.12.12

Basel III capital

Basel III fully applied CET1 ratio improved by 110 bps



Swiss SRB Basel III
(phase-in[1])
~10.0%
~10.7%
~15.3%
15.3%
16.2%
2.1%
0.2%
30.9.11 31.12.11 31.12.12 31.3.13 30.6.13
(CHF billion)
Low trigger loss-absorbing capital 5.0
High trigger loss-absorbing capital[2] 0.5
CET1 capital 39.4
RWA 243
Swiss SRB Basel III
(fully applied[1])
~6.2%
~6.7%
~9.8%
10.1%
11.2%
2.1%
0.2%
11.5%
13.0%
30.9.11 31.12.11 31.12.12 31.3.13 30.6.13
2013 target
2014 target
Low trigger loss-absorbing capital 5.0
High trigger loss-absorbing capital[2] 0.5
CET1 capital 26.8
RWA 239
Low trigger loss-absorbing capital
High trigger loss-absorbing capital[2]
Common equity

We are on track to achieve our 13% fully applied CET1 target in 2014

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 BIS Basel III CET1 ratios as of 30.6.13: phase-in (16.2%), fully applied (11.2%). The BIS Basel III rules are in line with the Swiss SRB Basel III rules (applicable to systemically relevant banks in Switzerland), except that under the BIS Basel III rules our high trigger loss-absorbing capital which was granted as part of UBS's deferred compensations programs is amortized and that Tier 2 phase-out capital is recognized; 2 Debt issued as part of UBS's 2012 deferred compensation programs. We could build ~100 bps of high trigger loss-absorbing capital from these deferred compensation programs over the next 5 years; CHF 0.5 billion are eligible under Swiss SRB rules (systemically relevant banks in Switzerland) while under BIS rules the amount is amortized and CHF 0.4 billion are eligible on 30.6.13

Leverage ratio

Swiss SRB Basel III leverage ratio (phase-in) 3.9% at 30.6.13

Swiss SRB Basel III leverage ratio denominator (total exposure)



6% reduction
(CHF billion)
~1,216[1]
1,175
1,141
240
31.12.12
31.3.13
30.6.13
Non-core and Legacy Portfolio

Cumulative impact on leverage ratio over time (illustrative example, bps)

Leverage ratio numerator	
Exercise of the SNB StabFund option	~20-25[2]
Loss-absorbing capital (high-trigger)	~10-15[3]
Loss-absorbing capital (low-trigger)	~30-35[4]
Leverage ratio denominator[5]	
Non-core and Legacy Portfolio run-down	~50-95
Total leverage ratio uplift	**110-170 bps**

- Fully applied Swiss SRB Basel III leverage ratio will become effective in 2019; on this basis our leverage ratio was 2.9% at 30.6.13
- Illustrative example shows an uplift over time of up to 170 bps helping us to exceed the estimated minimum requirement of 4.2% before 1.1.19[6]

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Pro-forma number; 2 The value of UBS's option to purchase the equity of the SNB StabFund was CHF 2.5 billion at 30.6.13 and fully deducted from regulatory capital; 3 We could build up ~100 bps of high trigger loss-absorbing capital from deferred compensation programs over the next 5 years based on our RWA target of <CHF 200 billion; 4 CHF 9 billion of low-trigger loss-absorbing capital based on 17.5% fully applied total capital requirement expectation; 5 Any additional measures to reduce leverage ratio denominator are not included; 6 Minimum leverage ratio is based on 17.5% fully applied total capital requirement expectation

Unrivaled wealth management businesses

Our capital position is a clear competitive advantage supporting growth

Industry-leading capital ratios

Basel III fully applied CET1 ratio



~6.2%
~8.8%
10.1%
11.2%
13.0%
+500 bps
30.9.11
30.6.12
31.3.13
30.6.13
2014 target

WM / WMA combined

NNM / invested assets



+22%
1,398
1,459
1,540
1,593
1,705
(CHF billion)
22.9
12.8
24.1
22.8
36.4
+119 billion
1H11
2H11
1H12
2H12
1H13
Net new money
Invested assets

Pre-tax profit



(CHF million)
3,177
3,223
3,396
+7%
2011
2012
1H13 annualized

- UBS is the largest and fastest growing large-scale wealth manager in the world[1], NNM >CHF 36 billion in 1H13, over 11,000 client advisors globally
- Our industry-leading capital position continues to be an important factor in our success and remains a unique competitive advantage

UBS

1 Scorpio Partnership Private Banking Benchmark 2013 - banks with assets under management of >USD 1 trillion

UBS—An unrivaled franchise with compelling growth prospects

Wealth management businesses

- Largest and fastest growing large-scale wealth manager in the world[1]; leading HNW and UHNW franchise with unrivaled scope, reach and client mix
- Uniquely positioned in the largest markets and in the most attractive growth markets
- Wealth generation growth rates ~2x global GDP

Wealth Management

- "Best Private Bank Globally 2013" and "Best Global Wealth Manager 2013"[2]
- "Best Private Bank in Asia"[2]
- Leading position in Europe, APAC, Emerging Markets, Switzerland and UHNW segment by invested assets[3]
- Over 4,000 advisors and a presence in 40+ countries

Wealth Management Americas

- #1 revenue per FA
- 7,000+ advisors in 320+ branches
- High levels of FA satisfaction; low attrition

Retail & Corporate

- Leading universal bank in Switzerland with strong momentum
- "Best bank in Switzerland" for the 2nd consecutive year[2]
- "Best Domestic Cash Manager"[4]

Investment Bank

- Leading Equities franchise, top FX/Precious metals house with leading technology platform, strong advisory and solutions capabilities
- Cash equities: #1 globally[5];FX: #2 globally with the largest share gain, #1 Europe, #1 Americas[6]
- Gained rank in ECM volumes globally (1H13 vs. 1H12) and maintained rank in both DCM and M&A

Global Asset Management

- Well diversified business across investment capabilities, regions and distribution channels
- Strong alternatives platform; #2 fund of hedge funds and #4 real estate globally[7]
- Benefits from wealth and pension growth

UBS

1 Scorpio Partnership Private Banking Benchmark 2013 - banks with assets under management of >USD 1 trillion; 2 Euromoney 2013; 3 Scorpio Partnership Private Banking Benchmark, Private Banking International, UBS estimates; 4 Euromoney 2012; 5 Leading private survey (June 2013); 6 Greenwich Associates (March 2013), tied #2 globally, tied #1 Europe and tied #1 Americas; 7 InvestHedge (March 2013) and INREV / ANREV Fund Manager Survey 2013

Appendix

Wealth Management Americas – Lending balances[1] (USD)



Net interest income
(USD million)
197
237 2
215
218
218
206
195
230
217
235
(USD billion)
27.6
28.9
29.7
29.8
31.2
32.3
34.1
34.5
36.8
1.5
3.6
0.8
20.9
1.8
4.2
0.9
21.3
2.0
4.3
1.0
21.8
2.4
3.8
0.9
22.0
2.8
3.8
1.0
23.2
3.3
3.6
1.1
23.8
3.8
3.6
1.2
24.9
4.4
3.4
1.1
25.0
5.2
3.6
1.1
26.4
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
QoQ +7%
YoY +18%
Credit lines (HNW / UHNW clients)
Credit lines (other)
Mortgages
Margin loans
Other

→ Over 98% of WMA's loan portfolio is secured by securities (85%) and residential property (14%)

1 Period ending balances
2 As reported; includes a USD 22 million upward adjustment from OCI relating to mortgage-backed securities in our AFS portfolio

Swiss SRB Basel III leverage ratio

UBS's phase-in Swiss SRB Basel III leverage ratio above minimum requirements

- **UBS's phase-in Swiss SRB Basel III leverage ratio of 3.9% on 30.6.13[1]**

$$\frac{\text{Total capital (Phase-in CET1 + loss absorbing capital)}}{\text{Total exposure (Total IFRS assets + adjustments)}} = \frac{\text{CHF 44.9 billion}}{\text{CHF 1,141 billion}} = 3.9\%$$

- The minimum leverage ratio is defined as the total capital requirements x 24% (e.g. expected 17.5% total capital requirement x 24% = 4.2%)

Swiss SRB Basel III leverage ratio – illustrative example (based on expected 17.5% total capital requirement)



2.0%
2.5%
3.0%
3.4%
3.7%
4.0%
4.2%
2013
2014
2015
2016
2017
2018
2019

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 For information on the leverage ratio refer to pages 75-76 of the 2Q13 financial report

Leverage ratios

Our leverage ratios will improve substantially as we reduce our balance sheet



Simple leverage ratio[1]
FINMA leverage ratio (until 4Q12)[2]
Swiss SRB[3] Basel III leverage ratio, phase-in (from 1Q13)
Funded assets[4]
(CHF trillion)
2.1
1.8
1.2
0.9
0.9
0.9
1.3
1.2
1.2
1.1
0.8
2.5%
2.0%
2.8%
2.5%
4.1%
3.9%
5.0%
4.5%
5.5%
5.4%
6.3%
5.7%
6.2%
3.6%
3.9%
expected direction
based on our plans
Total exposure[5]
CHF 1,141 billion
4Q06
4Q07
4Q08
4Q09
4Q10
4Q11
2Q13

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 IFRS equity attributable to UBS shareholders / funded assets; 2 Refer to UBS's 4Q12 financial report for more information on UBS's FINMA leverage ratio; 3 Systemically relevant banks; 4 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives; figures prior 4Q10 include collateral for OTC derivatives; 5 Total adjusted exposure for the calculation of the Swiss SRB Basel III leverage ratio, includes on-balance sheet assets and off-balance sheet items

Our balance sheet, funding and liquidity positions are strong

Our balance sheet structure has many characteristics of a AA-rated bank

Funding by product[1]



Due to banks
Short-term debt issued
Repurchase agreements
Cash collateral payables on derivative instruments
Securities lending
Prime brokerage payables
51%
26%
32%
54%
Deposits
17%
20%
Long-term debt issued
31.12.07
30.6.13

- **Strong and significantly reduced balance sheet**
  - Funded assets down >50% from peak in 2007
  - Phase-in Swiss SRB Basel III leverage ratio 3.9%[2]

- **Strong funding profile**
  - Well diversified funding sources
  - High proportion of stable funding sources with deposits >50% and long-term debt 20%
  - Limited use of short-term wholesale funding
  - 109% Basel III NSFR[3]

- **Strong liquidity position**
  - 114% Basel III LCR[3]

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 As a percentage of total funding sources defined as: repurchase agreements, cash collateral on securities lent, due to banks, short-term debt issued, due to customers, long-term debt (including financial liabilities at fair value), cash collateral payables on derivative transactions and prime brokerage payables. CHF 1,527 billion on 31.12.07 and CHF 702 billion on 30.6.13; 2 As of 30.6.13. Refer to the 2Q13 financial report for more information about UBS's Swiss SRB Basel III leverage ratio; 3 As of 30.6.13. Refer to the 2Q13 financial report for details about the calculation of UBS's Basel III LCR and NSFR

Changes in funded assets[1]


(CHF billion)
797
(11)
(2)
(10)
(7)
1
1
(2)
(1)
765
31.3.13
Non-core
Legacy Portfolio
Core Functions
Corporate Center
IB
WM
WMA
R&C
Global AM
30.6.13

- **FX movements contributed ~CHF 5 billion to the decrease in funded assets, primarily from AUD, JPY and USD depreciation against CHF**
  - Largest effects on Corporate Center – Core Functions and the Investment Bank
- **PRV down by CHF 50 billion to CHF 332 billion; OTC margin at CHF 32 billion**
  - Largest PRV decline in Corporate Center Non-core and Legacy Portfolio; down by CHF 64 billion

UBS

1 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives

Balance sheet

Total assets CHF 1,129 billion or CHF 765 billion excluding PRV and OTC margins

30.6.13



(CHF billion)
272
83
9
179
333
4
329
224
42
182
266
229
22
15
34
15
18
1
to be exited
Investment Bank
Other business divisions
Corporate Center Core Functions
Corporate Center Non-core
Corporate Center Legacy Portfolio
Funded assets1
OTC margin
PRV

1 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives

Important information related to numbers shown in this presentation

Use of adjusted numbers

Unless otherwise indicated, "adjusted" figures exclude each of the following items, to the extent applicable, on a Group and business division level:

- Own credit gain on financial liabilities designated at fair value for the Group of CHF 138 million in 2Q13 (CHF 181 million loss in 1Q13, CHF 239 million gain in 2Q12)
- Net restructuring charges of CHF 140 million for the Group in 2Q13 (net charges of CHF 246 million in 1Q13, net charges of CHF 9 million in 2Q12)
- Gain of CHF 34 million on the disposal of Global Asset Management's Canadian domestic business in 1Q13
- Gain on the sale of the remaining proprietary trading business in the Investment Bank of CHF 55 million and an associated foreign currency translation loss of CHF 24 million in Corporate Center – Core Functions in 1Q13
- Net loss of CHF 92 million for the Group incurred on the buyback of debt in a public tender offer in 1Q13
- Credit to personnel expenses related to changes to a retiree benefit plan in the US (CHF 116 million for the Group in 2Q12)

Refer to page 13 of the 2Q13 financial report for an overview of adjusted numbers.

Basel III RWA, Basel III capital and Basel III liquidity ratios

Basel III numbers in the presentation are BIS Basel III numbers unless otherwise stated. In addition to being required to comply with the BIS Basel III rules, as implemented by the revised Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and required by FINMA regulation, systemically relevant banks (SRB) in Switzerland (currently UBS and Credit Suisse) are required to comply with Swiss SRB-specific rules. The Swiss SRB Basel III transition rules are in line with the BIS Basel III transition rules, except that under the Swiss SRB Basel III rules our high trigger loss-absorbing capital which was granted as part of UBS's deferred compensations programs is subject to different amortization criteria than under BIS and that phase-out Tier 2 capital is not recognized.

Basel III risk-weighted assets in the presentation are calculated on the basis of Basel III fully applied unless otherwise stated.

From 1Q13 Basel III requirements apply. All Basel III numbers prior to 1Q13 are on a pro-forma basis. Some of the models applied when calculating pro-forma information required regulatory approval and included estimates (discussed with our primary regulator) of the effect of these new capital charges. These estimates have been refined with prospective effect during the first and second quarter of 2013, as models and associated systems were enhanced.

Refer to the "Capital Management" section in UBS's 2Q13 report for more information.

Currency translation

Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs. Refer to "Note 20 Currency translation rates" in UBS's 2Q13 report for more information.